NO ACT

PE
2-10-09

[redacted]

09004182

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 17, 2009

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-17-09

Re: Bank of America Corporation

Dear Mr. Gerber:

This is in regard to your letter dated February 10, 2009 concerning the shareholder proposal submitted by the Missionary Oblates of Mary Immaculate; the Adrian Dominican Sisters; the Camilla Madden Charitable Trust; the Maryknoll Fathers and Brothers; the Maryknoll Sisters of St. Dominic, Inc.; the School Sisters of Notre Dame of St. Louis; the Sisters of Charity of Saint Elizabeth; and the Community of the Sisters of St. Dominic of Caldwell, New Jersey for inclusion in Bank of America's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Bank of America therefore withdraws its December 18, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Missionary Oblates of Mary Immaculate and co-proponents
c/o Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
391 Michigan Avenue, NE
Washington, DC 20017

cc: Annette M. Sinagra, OP
Corporate Responsibility Analyst
1257 East Siena Heights Drive
Adrian, MI 49221-1793

Joseph P. LaMar, M.M.
Coordinator of Corporate Responsibility
Maryknoll Fathers and Brothers
P.O. Box 305
Maryknoll, NY 10545-0305

Linda Jansen
Provincial Treasurer
School Sisters of Notre Dame of St. Louis
320 East Ripa Avenue
St. Louis, MO 63125-2897

Barbara Aires, SC
Coordinator of Corporate Responsibility
Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

February 10, 2009

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal of the Missionary Oblates of Mary Immaculate and their Co-filers; Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

In a letter dated December 18, 2008, we requested that the staff of the Division of Corporation Finance (the "Division") concur that our client, Bank of America Corporation (the "Corporation"), could properly exclude from its proxy materials for its 2009 Annual Meeting of Stockholders a proposal (the "Proposal") submitted by the Missionary Oblates of Mary Immaculate and their co-filers identified at the end of this letter (the "Proponents").

Enclosed are letters sent by or on behalf of the Proponents to the Corporation stating that each Proponent has voluntarily withdrawn their Proposal. In reliance on these letters, we hereby withdraw the December 18, 2008 no-action request relating to the Corporation's ability to exclude the Proposal pursuant to Rule 14a-8 under the Exchange Act of 1934. Please do not hesitate to call me at (704) 378-4718 with any questions in this regard.

Sincerely,

Andrew A. Gerber

AAG:swl

cc: Teresa M. Brenner
Missionary Oblates of Mary Immaculate
Adrian Dominican Sisters (co-filer)
Camilla Madden Charitable Trust (co-filer)
Maryknoll Sisters (co-filer)
School Sisters of Notre Dame (co-filer)
Sisters of Charity of Saint Elizabeth (co-filer)
Sisters of St. Dominic of Caldwell New Jersey (co-filer)

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province

January 28, 2009

Mr. Kenneth Lewis
Chief Executive Officer and President
101 So. Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis:

First of all, I am grateful for the recent opportunity to meet with representatives of Bank of America on the resolution that we submitted to the company with my letter to you of November 13, 2008.

Because we have had an informative and constructive conversation with representatives of Bank of America on their criteria for lending and their role in lending to sovereign nations and because of the company's commitment to continue to meet with us on the issues that are still outstanding in a number of areas that relate specifically to the ongoing financial crisis and the outstanding proposals before the US Congress, I am authorized by the Missionary Oblates of Mary Immaculate and the other filers of this resolution to withdraw a resolution on the Eurodad Charter for Responsible Lending entitled "Responsible Investing" for inclusion in the 2009 proxy statement for consideration of the shareholders.

Enclosed is a copy of my letter to the Securities and Exchange Commission.

Sincerely,

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-529-4505 • Fax: 202-529-4572
Website: www.omiusajpic.org

ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3522 Phone
517-266-3524 Fax
ASinagra@adriandominicans.org
Portfolio Advisory Board

January 30, 2009

Mr. Kenneth Lewis
Chief Executive Officer and President
Bank of America Corporation
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28225

Dear Mr. Lewis:

I am authorized as a representative of the Adrian Dominican Sisters, to withdraw the resolution entitled: "Responsible Financing." This resolution refers to the Eurodad Principles because we believe they outline "t]T]he essential components of a responsible loan. They also "f [F]ocus on such areas as transparency, clarity of purpose of a loan, mutual obligations between lender and borrower, and repayment difficulties or disputes."

We sincerely hope that Bank of America is willing, in the immediate future, to conduct an open dialogue with shareholders who presented this resolution to management. It is our hope that through an open and honest process we will be able to collectively lessen the burden than rests on, not only borrowers, but upon the financial institutions that have substantially contributed to global instability in financial markets.

Sincerely,

Sister Annette M. Sinagra, OP

Sister Annette M. Sinagra, OP
Corporate Responsibility Analyst
Portfolio Advisory Board
Adrian Dominican Sisters

cc: Rev. Seamus Finn, OMI
Oblates of Mary Immaculate
Julie Wokaty-ICCR Staff

CAMILLA MADDEN
CHARITABLE TRUST
1257 East Siena Heights Drive • Adrian, Michigan 49221-1793 • (517) 266-3400

January 30, 2009

Mr. Kenneth Lewis
Chief Executive Officer and President
Bank of America Corporation
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28225

Dear Mr. Lewis:

I am authorized as a representative of the Camilla Madden Charitable Trust- (CMCT), to withdraw the resolution entitled: "Responsible Financing." This resolution refers to the Eurodad Principles because we believe they outline "t]T]he essential components of a responsible loan. They also "f [F]ocus on such areas as transparency, clarity of purpose of a loan, mutual obligations between lender and borrower, and repayment difficulties or disputes."

We sincerely hope that Bank of America is willing, in the immediate future, to conduct an open dialogue with shareholders who presented this resolution to management. It is our hope that through an open and honest process we will be able to collectively lessen the burden than rests on, not only borrowers, but upon the financial institutions that have substantially contributed to global instability in financial markets.

Sincerely,

Sister Annette M. Sinagra, OP

Sister Annette M. Sinagra, OP
Corporate Responsibility Analyst
Portfolio Advisory Board
Adrian Dominican Sisters

cc: Rev. Seamus Finn, OMI
Oblates of Mary Immaculate
Julie Wokaty-ICCR staff

Gerber, Andrew

Subject: FW: Withdrawal letter from Maryknoll Sisters

Attachments: BofA withdraw letter.pdf

BofA withdraw letter.pdf (1 MB...

-----Original Message-----
From: Catherine Rowan [mailto:rowan@bestweb.net]
Sent: Wednesday, January 28, 2009 3:42 PM
To: Oberheu, Kristin M -Legal
Cc: Mary OHerron
Subject: Withdrawal letter from Maryknoll Sisters

Dear Ms. Oberheu,

Attached please find the Maryknoll Sisters letter for withdrawing the "Responsible Investing" proposal.

Cathy Rowan

--
Catherine Rowan
Corporate Responsibility Coordinator, Maryknoll Sisters
766 Brady Ave. Apt. 635
Bronx, NY 10462
718-822-0820
718-504-4787 (fax)
rowan@bestweb.net

MARYKNOLL—SISTERS

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

January 28, 2009

Kristin M. Oberheu
Bank of America
NC1-002-29-01
101 South Tryon Street,
Charlotte, NC 28255

Dear Ms. Oberheu,

As a result of dialogue between the Bank and some of its shareholders, I am authorized to inform you that it is the intention of the Maryknoll Sisters of St. Dominic, Inc., to withdraw the shareholder proposal, "Responsible Investing" for inclusion in the 2009 proxy statement.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Coordinator

School Sisters of Notre Dame
320 East Ripa Avenue
St. Louis, MO 63125-2897
314-633-7021 voice
314-633-7057 fax

January 29, 2009

Mr. Kenneth D. Lewis, CEO
Bank of America
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis:

I am writing you in behalf of the School Sisters of Notre Dame of St. Louis to withdraw a resolution we co-filed on the Eurodad Charter for Responsible Lending entitled "Responsible Investing" for inclusion in the 2009 proxy statement for consideration by the shareholders.

I am grateful for the conversation of representatives of Bank of America with the filers of this resolution of this issue. I look forward to continued commitment to meet with us on the issues that need to be discussed specifically related to the ongoing financial crisis and the outstanding proposals before the U.S. Congress.

Sincerely,

Sister Linda Jansen

Sister Linda Jansen, SSND
Provincial Treasurer

THE SISTERS OF CHARITY OF SAINT ELIZABETH

January 29, 2009

Mr. Kenneth Lewis, Chairman
Bank of America
101 So. Tryon Street
NC1-002-29-01
Charlotte, NC 28255

By Fax 704-409-0985
Original by Mail

Dear Mr. Lewis,

Pursuant to constructive dialogue with representatives of Bank of America, I am authorized by the Sisters of Charity of Saint Elizabeth to withdraw a shareholder resolution entitled, Eurodad Principles, submitted with the Missionary Oblates of Mary Immaculate for consideration of the shareholders at the Annual Shareholder Meeting in 2009.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires
Coordination of Corporate Responsibility

SBA/eg

973.290.5402
973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

BAIRES@SCNJ.ORG

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair NJ 07042

973 509-8800 voice
973 509-8808 fax
trlcrl@mindspring.com

February 2, 2009

Mr. Kenneth Lewis
Chief Executive Officer and President
101 So. Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis:

Thank you for the recent opportunity to meet with representatives of Bank of America on the resolution that we submitted to the company with my letter to you of November 17, 2008.

I am hereby authorized to withdraw the resolution on the Eurodad Charter for Responsible Lending entitled "Responsible Investing" for inclusion in the 2009 proxy statement for consideration of the shareholders.

Bank of America has critical work to do on your criteria for lending and your role in lending to sovereign nations. The company's commitment to continue to meet with us on the issues that are still outstanding in a number of areas that relate specifically to the ongoing financial crisis and the outstanding proposals before the US Congress enables us to withdraw our resolution. On behalf of the Community of the Sisters of St. Dominic of Caldwell, NJ I am hereby authorized to withdraw the resolution on the Eurodad Charter for Responsible Lending entitled "Responsible Investing" for inclusion in the 2009 proxy statement for consideration of the shareholders.

Sincerely,

Sister Patricia A. Daly, OP
Corporate Responsibility Representative

HUNTON& WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 18, 2008

Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Missionary Oblates of Mary Immaculate (and their Co-Filers)

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated November 13, 2008 (the "Proposal") from the Missionary Oblates of Mary Immaculate[1] (the "Proponent"), for inclusion in the proxy materials for the 2009 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2009 Annual Meeting is scheduled to be held on or about April 29, 2009. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 18, 2009.

[1] The Proposal was co-filed by the parties identified at the end of this letter.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

To the extent required by Rule 14a-8(j)(2)(iii), this letter shall also serve as my opinion of counsel. I am licensed to practice law in the States of Maryland and North Carolina.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2009 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal mandates that the corporation "adopt the Eurodad Charter on Responsible Financing" (the "Eurodad Charter" or "EC"). A copy of the Eurodad Charter is attached hereto as **Exhibit B**.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rules 14a-8(i)(1), (i)(7) and (i)(3). The Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it deals with a matter that is not a proper subject for action by stockholders under Delaware law. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. The Proposal may also be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5. References in this letter to Rule 14a-8(i)(7) shall also include its predecessor, Rule 14a-8(c)(7).

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(1) because it deals with a matter that is not a proper subject for action by stockholders under Delaware law.

Rule 14a-8(i)(1) provides an exclusion for shareholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Proposal would require action that, under state law, falls within the scope of the powers of the Corporation's Board of Directors. The Corporation is a Delaware corporation. Section 141(a) of the Delaware General Corporation Law states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Authority to adopt the Eurodad Charter has not been provided to stockholders under Delaware law or the Corporation's Certificate of Incorporation or By-laws.

The Division has consistently permitted the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to a board of directors under state law. *See MGM MIRAGE* (February 6, 2008); *Cisco Systems, Inc.* (July 29, 2005); *Constellation Energy Group, Inc.* (March 2, 2004); *Phillips Petroleum Company* (March 13, 2002); *Ford Motor Co.* (March 19, 2001); *American National Bankshares, Inc.* (February 26, 2001); and *AMERCO* (July 21, 2000). Additionally, the note to Rule 14a-8(i)(1) provides in part that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders."

The Proposal was not drafted as a request of or as a recommendation to the Corporation's Board of Directors. Instead, the Proposal mandates board action. Thus, the Proposal relates to matters for which only the Corporation's Board of Directors has the power to review, evaluate and make proper determinations. Accordingly, in my opinion as counsel to the Corporation, the Proposal is not proper for stockholder action under Delaware law and is excludable under Rule 14a-8(i)(1).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a company. Under Commission and Division precedent, a stockholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that, as a practical matter, they are not appropriate for stockholder oversight. *See Exchange Act Release No. 34-40018* (May 21, 1998) (the "*1998 Release*"). In addition, one must also consider "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." *See id.* Further, in order to constitute "ordinary business," the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. *See 1998 Release.*

The Corporation believes that the Proposal falls squarely within the scope of the above considerations. The Eurodad Charter probes into matters of a complex nature and provides intricate and detailed requirements in connection with the extension of credit. The intricate and detailed matters addressed by the Eurodad Charter are not suitable for shareholders at large and are more appropriately left to the experienced management of the Corporation. Indeed, the Corporation currently has multiple policies and frameworks within which management considers the circumstances under which the Corporation will extend credit. Such policies aid management in analyzing the unique challenges and considerations of lending in different countries and to various types of customers. These analyses are often complex and involve the analysis of numerous considerations, a significant number of which are not matters about which stockholders are appropriately informed to make decisions. Accordingly, the Proposal mandating the Corporation to adopt the Eurodad Charter relates to the Corporation's ordinary business operations.

A. The Proposal Relates Solely to the Corporation's Core Products and Services

General. The Corporation is one of the world's largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The Corporation serves more than 59 million consumer and small business relationships with more than 6,100 retail banking offices, more than 18,000 ATMs and online banking with more than 25 million active users. The Corporation is the leading overall Small Business Administration (SBA) lender in the United States and the leading SBA lender to minority-owned small businesses. The Corporation serves clients in more than 150 countries and has relationships with 99 percent of the U.S. Fortune 500 companies and 83 percent of the Fortune Global 500. In short, the Corporation's day-to-day business is the provision of financial services, including the extension of credit, financing and investment services, to its clients. Notwithstanding these facts, the Proposal attempts to allow stockholders to significantly involve themselves in Corporation's credit policies, credit decisions, loan underwriting, product offerings and customer relations and to determine how, when and to whom the Corporation can or cannot extend credit. The Proposal relates to the Corporation's ordinary business operations because it relates directly to the financial products and services offered by the Corporation. The Proposal seeks to usurp management's authority and permit stockholders to govern the day-to-day business of managing the provision of financial services by the Corporation to its customers and its relationships with such customers.

The Eurodad Charter Includes Very Detailed Requirements and Probes Too Deeply into the Extension of Credit. The Eurodad Charter is an eight page charter detailing a process for extending credit that is acceptable to the Proponent. The Eurodad Charter is so detailed that its adoption would result in stockholders at large micro-managing the Corporation. As discussed below, the Eurodad Charter probes too deeply into the lending process and, thus, into day-to-day business matters of a complex nature. The Eurodad Charter involves intricate detail and methods for implementing complex credit extension policies. Stockholders as a group are simply not in a position to make an informed judgment about these polices, certainly not to the level of detail provided in the Eurodad Charter.

The Eurodad Charter has five (5) broad sections and a total of 33 subsections. The Eurodad Charter provides detailed requirements regarding the technical and legal terms and conditions of loans and the related documentation of loans. Among other things, the Eurodad Charter requires the following to be included in the loan documentation and application process:

- specific disclosure items to be provided in loan documentation, including the purpose, amount and beneficiaries of the loan (*See* EC Section A.(i)1.);
- loan documentation must "indicate clearly the type and level of interest rate charged (fixed or variable rates)"; if the rate is variable, the rates must be "given a reasonable and fair upper limit which must be stated in the contract." (*See* EC Section A.(i)6.);
- variable interest rates must be limited to a maximum of 1% above the basic market rate (*See* EC Section A.(i)6.);
- specific disclosure regarding grace periods, maturity periods and repayment profiles, including date and amount of debt service (*See* EC Section A.(i)7.);
- specifically defined limitations of default remedies (default interest should "be set at the same rate as original interest rate, for example, if the original loan carries an interest rate of 3%, the penalty premium should carry a maximum interest rate of 3%") (*See* EC Section A.(i)8.);
- specifically defined limitations on fees and charges are provided (there must be "detailed figures and information of any fees charged as part of the transaction (including the recipient(s) and purpose(s) of fees)) (*See* EC Section A.(i)10.);
- fees must be limited to no more than "international market prices for such goods and services" (*See* EC Section A.(i)10.);
- a schedule for expenditure of funds by the borrower and delivery of funds by the lender (*See* EC Section A(i)2.);
- agreements regarding compliance with national and international laws and regulations and waiver of claims for any violations thereof (*See* EC Section A.(i)3.);
- execution of the loan documents by authorized representatives of the borrower and the lender, which include (i) appropriate documentation in the lenders' underwriting process of the necessary parliamentary and/or other administrative approvals of the borrower and (ii)

the borrower's assumptions, plan for repayment, financial position and expected rate of return on the project financed with the loan proceeds (*See* EC Section A.(i)4. and 5.);

- side letters are prohibited, thus limiting the means by which the lender and borrower can contract with each other (*See* EC Section A.(i)9.);

- any conflicts of interest must be clearly identified in the loan documents, including any additional roles of the lender in the transaction, such as advisor or consultant to the borrower (*See* EC Section A.(i)11.);

- limitations on the ability to sell the loan in the secondary market (the loan documentation should prohibit the lenders ability to sell or assign the loan to another party unilaterally) (*See* EC Section A.(i)12.);

- loans must provide currency denomination choices to the borrowers and the loan document must be drafted in the applicable national language (*See* EC Section A.(ii)13. and C(i)3.);

- all loans must follow a detailed process to provide public consent and transparency (*See* generally EC Section C.);

- project loans must have regular progress reports and loan evaluations (*See* EC Section C(ii));

- all loans have detailed procurement provisions that must be followed (*See* generally EC Section D.); and

- the loan documentation must include detailed provisions regarding repayment difficulties or disputes, including provisions that (i) deal with a change in the borrowers circumstances and ability to repay the loan and right to modify the loan agreement, (ii) address independent arbitration, (iii) state that refinanced loans must include the "properties of the original loan," (iv) prohibit any cross-defaults of similar provisions and (v) are "fair" with regard to the termination of the contract (*See generally* EC Section E.).

This is precisely the level of intricate detail that the Commission was concerned with in the *1998 Release*. One of the Corporation's primary businesses involves the extension of credit, which includes the underwriting and legal documentation of loans. The Proposal is so broad and detailed that it clearly seeks to micro-manage the Corporation's lending policies and procedures. These matters are well within the Corporation's day-to-day business operations and are of a complex nature upon which the stockholders, as a group, are not in a position to make an informed judgment.

The Proposal involves intricate detail and methods for implementing complex policies regarding the extension of credit by the Corporation.

The Extension of Credit and Credit Decisions are Part of the Corporation's Ordinary Business. As noted above, the Corporation is a financial services holding company that provides a wide range credit and financial products and services to its customers. The adoption of the Eurodad Charter, as part of the framework governing the extension of credit, is an inherently complex evaluation and is not a matter about which stockholders, as a group, are in a position to properly and coherently oversee. Accordingly, it would not be appropriate for stockholders as a group to control these assessments. The Division has agreed that the decisions regarding the provision of particular products and services, including the extension of credit, to particular types of customers involves day-to-day business operations.

For example, in *Citigroup Inc.* (February 12, 2007) ("*Citigroup*"), a proposal requested an annual "Equator Principles Right-to-Know Report." The proposal in *Citigroup* and the Proposal relate to the same subject—the implementation of credit underwriting standards. In *Citigroup*, the proposed report requested information pertaining to the impact of the Equator Principles on the company's decisions relating to extensions of credit, risk management and cost/benefit assessments for project finance transactions. The Division found that the proposal (requesting a report regarding the loan underwriting criteria (as provided in Equator Principles)) could be excluded under Rule 14a-8(i)(7) because it related to the company's ordinary business operations "(i.e., credit decisions)." In *Bank of America Corporation* (February 27, 2008), a proposal requested an annual report detailing various aspects of a financial service company's practices and policies that the proponent believed were connected to the provision of financial and banking services to illegal immigrants. The Division permitted the exclusion of that proposal pursuant to Rule 14a-8(i)(7), citing that the proposal related to "Bank of America's ordinary business operations (i.e., credit policies, loan underwriting and customer relations)." Similarly, in *Bank of America Corporation* (March 7, 2005) ("*Bank of America I*"), a proposal mandated that a financial services company not provide "credit or other banking services" to customers engaged in certain activities (i.e., payday lending) to which the proponent objected. The Division found that the proposal dealt with the provision of financial services, namely its "credit policies, loan underwriting and customer relations," and was, therefore, excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations.

In *Bancorp Hawaii, Inc.* (February 27, 1992), the Division found that a proposal that would have prohibited a financial services company from participating in a number of specified business activities, including purchasing bonds, making loans and acting as a financial consultant, was excludable because it related to the company's day-to-day business operations. In *Bancorp Hawaii*, the Division recognized that the decision as to whether to make a loan or provide financial services to a particular customer is the core of a bank holding company's business activities. In *Centura Banks, Inc.* (March 12, 1992) ("*Centura Banks*"), a proposal requiring a financial services company to refrain from knowingly providing financial services to anyone involved in the manufacture or sale of illegal drugs, and to refrain from giving aid or comfort to anyone involved in the manufacture or sale of illegal drugs, was excludable from proxy materials as dealing with ordinary business operations. In *Citicorp* (January 19, 1989), a proposal prohibiting a financial services company from making loans to corporations that have changed their annual meeting dates was excludable because it related to ordinary business operations. The forgoing examples are all the same—the proponent sought to involve stockholders in credit decisions, the credit underwriting process and credit extension policies. The Proposal is no different. The Proponent wants to involve itself in and dictate the credit decisions, credit terms, legal documentation and underwriting policies of the Corporation, a multi-billion dollar global financial institution. Specifically, the Proponent wants the Corporation to adopt the Eurodad Charter that dictates both broad and detailed requirements in connection with the extension of credit by the Corporation.

One of the Corporation's primary financial services is the provision of financing and loans to its individual and corporate customers. The Division has repeatedly recognized that the policies that a company applies in making lending decisions are particularly complex. As such, stockholders are generally not in a position to make an informed judgment regarding these policies. *See Citigroup* and *Bank of America I* discussed above; *Cash America International, Inc.* (March 5, 2007) (a proposal relating to the development of a suitability standard for loans made by a "pay day" lender, implementation thereof and assessment of the company's success in meeting such standard was omitted because it related to "credit policies, loan underwriting and customer relations"); *Mirage Resorts, Inc.* (February 18, 1997) (omission of a proposal relating to business relationships and extensions of credit); *BankAmerica Corporation* (March 23, 1992) (omission of a proposal dealing with the extension of credit and decisions and policies regarding the extension of credit); and *BankAmerica Corporation* (February 18, 1977) (omission of a proposal relating to a company's lending activities because "the procedures applicable to the making of particular categories of loans, the factors to be taken into account by lending officers in making such loans, and the terms and conditions to be included in certain loan agreements are matters directly related to the conduct of one of the company's principal businesses and part of its everyday business operations"). In *Banc One Corporation* (February 25, 1993) ("*Bank One*"), for instance, the Division permitted the company to exclude a proposal that asked the bank to adopt procedures that would consider the effect on customers of credit application rejection. The Division allowed the company in *Bank One* to exclude the proposal because it addressed credit policies, loan underwriting and customer relationships, which are all within a company's ordinary business operations. As with the foregoing proposals, among the many ordinary business areas the Proposal addresses, the Proposal relates to the complex policies that the Corporation applies in making lending decisions.

The Provision of Banking Services is Ordinary Business. The Division has also found that proposals regarding the provision of banking services and banking relationships are matters of ordinary business. In *Bank of America Corporation* (February 21, 2007) ("*Bank of America II*"), a proposal called for a report about "the provision of any financial services for any corporate or individual clients that enable capital flight and results in tax avoidance." In *Bank of America II*, the proponent sought to prohibit a financial services company from providing financial services to clients to which the proponent objected and to clients that might use such financial services in a manner to which the proponent objected. The Division found that the proposal dealt with the "sale of particular services" and was, therefore, excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. In *Citicorp* (January 26, 1990) ("*Citicorp I*"), the Division found that a proposal to write down, discount or liquidate loans to developing countries was excludable because it related to the forgiveness of a particular category of loans and the specific strategy and procedures for effectuating such forgiveness. In *Citicorp* (January 2, 1997), a proposal seeking to establish a compliance program directed at the Foreign Corrupt Practices Act was excludable because it dealt with the initiation of a general compliance program, an ordinary business matter. In *Salomon, Inc.* (January 25, 1990), a proposal to an investment bank that related to the specific services to be offered to customers and the types of trading activity to be undertaken by the company was excludable because it dealt with ordinary business operations. In *The Bank of New York Company, Inc.* (March 11, 1993), a proposal that related to the establishment of procedures for dealing with the bank's account holders was excludable because it dealt with ordinary business operations. As with the foregoing proposals, the Proposal addresses the Corporation's provision of financial banking services and customer relationships.

B. The Proposal's Excludability is Not Overridden by a Significant Policy Concern

The Proposal does not raise a significant social policy issue as contemplated by Rule 14a-8(i)(7) that would override the extremely detailed ordinary business requirements of the Proposal. The Division on many occasions has permitted the exclusion of a proposal that is integral to the ordinary business operations of the company even though it raises social issues. While the Eurodad Principles touch on certain social issues, the overwhelming majority of the Proposal dictates the lending and underwriting procedures of the Corporation. Out of 33 subsections, only two relate to social issues regarding human rights and the environment. However, these provisions are broad, stating that the "[a]ctivities financed must not violate human rights and must not contribute to the violation of human rights" and that all loans must have "[r]espect for internationally recognized social, labour and environmental standards. . . ." (*See* EC Section B(i)1. and 4.). The Division has demonstrated that a proposal is not excludable merely because it relates to human rights or the environment. *See Staff Legal Bulletin No. 14C (CF)* (June 28, 2005) ("*SLB 14C*"); *Citigroup I* (as noted above, omitting a proposal seeking a report on the impact of the company's adoption of the Equator Principles); *Wachovia Corporation* (February 10, 2006); and *TXU Corp.* (April 2, 2007).

In *Bank of America II*, a proposal concerned the impact on developed and developing nations from the provision of financial services to certain clients that enabled capital flight and resulted in tax avoidance. Notwithstanding the social policy concerns raised in the proposal, as noted above, in *Bank of America II*, the Division found that the proposal dealt with the "sale of particular services" and was, therefore, excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. Similarly, as noted above, in *Citicorp I*, the Division found that a proposal to write down, discount or liquidate loans to developing countries was excludable because it related to the forgiveness of a particular category of loans and the specific strategy and procedures for effectuating such forgiveness. The Division has recently determined that matters related to the implementation of the Equator Principles (relating to environmental matters) do not raise a significant policy concern that would override an ordinary business matter. *See also, Citicorp I* (discussed above) (excluding a proposal related to the lending activities of a financial service company in developing countries was found excludable because, among other things, the "developing country" aspect of the proposal did not raise an overriding significant policy concern); *Bank of America I;* and *Bank of America II.* Lastly, in *Bank of America Corporation* (February 27, 2008), a proposal requested a report detailing various aspects of a financial service company's practices and policies that the proponent believed were connected to the provision of financial and banking services to illegal immigrants. Notwithstanding the social policies surrounding illegal aliens and immigration matters, the Division permitted the exclusion of that proposal pursuant to Rule 14a-8(i)(7), citing that the proposal related to "Bank of America's ordinary business operations (i.e., credit policies, loan underwriting and customer relations)."

In other areas that may be deemed to raise social policy issues, the Division has permitted the exclusion of proposals. For instance, *Wachovia Corporation* (January 25, 2005), *Minnesota Mining and Manufacturing Company* (February 19, 1998), *Colgate-Palmolive Company* (February 10, 1997) and *American Express Company* (February 28, 1992) dealt with proposals that pertained to abortion. Further, in *Centura Banks* (*see above*), the Division permitted the exclusion of a proposal that involved the sale of illegal drugs, and in *T. Rowe Price* (December 27, 2002), the Division allowed a proposal to be excluded that involved America's war on terrorism. Even in circumstances when a company's business closely related to a social issue, the Division has permitted the exclusion of a proposal if the proposal was intertwined with the company's ordinary business operations. For example, in *Eli Lilly & Co.* (February 8, 1990), a proposal relating to the manufacture and distribution of an abortion-related drug, the Division found the proposal excludable under Rule 14a-8(i)(7) "since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., the decisions involving choice of products to develop, manufacture and distribute)."

In *Apache Corporation* (March 5, 2008) ("*Apache*"), a proposal requested the adoption of equal employment opportunity policies based on ten principles prohibiting discrimination based on sexual orientation and gender identity. Discrimination related proposals have typically been found by the

Division to raise overriding social policies, and thus are not excludable. However, in *Apache Corporation* the company argued that the several of the principles set forth in the proposal related to core ordinary business matters, including how the company's advertising policy, marketing policies, how it sells products, and its charitable giving practices. Notwithstanding the proponent's arguments that the proposal raised significant social policy issues, the Division found that, on the whole, the proposal related to the ordinary business of the company and did not raise a significant overriding social policy. Specifically, in reaching this decision, the Division "note[d] in particular that ***some*** of the principles relate to Apache's ordinary business operations." (emphasis added) The matter was recently litigated by the proponent. *See Apache Corporation v. The New York City Employees' Retirement System* (No. H-08-1064, 2008 U.S. Dist. LEXIS 32955 (S.D. Tex. April 22, 2008). Consistent with the Division's findings, the district court ruled that the principles in the proposal relating to advertising and marketing, the sale of goods and services and charitable contributions all related to ordinary business matters. Finding that certain of the proposed principles did not implicate the social policy underlying the proposal, the court stated that "***because the [p]roposal must be read with all of its parts***, the [p]roposal is properly excludable under *Rule 14a-8(i)(7)*." (emphasis added) Finally, the court noted that the principles proposed sought to "micromanage the company to an unacceptable degree." *Id.* at *22. The Proposal, while implicating a social policy issue, clearly seeks to micromanage the Corporation to an unacceptable degree. While only a portion of the proponent's requirements related to ordinary business operations in *Apache*, almost all of the Proposal's requirements relate to the Corporation's ordinary business operations.

The Division has previously found that proposals involving the extension of credit and the provision of financial services to developing nations as well as other significant policy issues, such as immigration, discrimination, abortion and the war on terrorism, to be excludable when the ordinary business considerations are so intertwined with the social policy issue so as to outweigh the importance of the social policy issue. So, too, should the Division permit the exclusion of the Proposal.

C. Conclusion

The extension of credit, credit decisions and underwriting policies, as well as the provision of financial services, form the core of the Corporation's ordinary business operations. The Proposal, through the adoption of the Eurodad Charter, represents an extremely detailed attempt to micromanage the Corporation's loan underwriting process criteria and does not raise an overriding significant social policy. Accordingly, the Corporation believes that the Proposal may be omitted from proxy materials for the 2009 Annual Meeting pursuant to Rule 14a-8(i)(7).

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5.

The Division has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so inherently vague and indefinite that neither stockholders voting on the proposal nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty what actions or measures the proposal requires. *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLAB 14B*"); *Wendy's International. Inc.* (February 24, 2006) ("*Wendy's*"); *The Ryland Group, Inc.* (January 19, 2005) ("*Ryland*"); *Philadelphia Electric Co.* (July 30, 1992); and *IDACORP, Inc.* (January 9, 2001). Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading and Rule 14a-5, which requires that information in a proxy statement be "clearly presented."

The Proposal is vague and indefinite. The Corporation believes that the subject matter of the Proposal itself (i.e., the Eurodad Charter on Responsible Financing) is unfamiliar to most stockholders. The Proposal and supporting statement do not include sufficient information for the stockholders of the Corporation to make an informed decision on the matter being presented. While a handful of subject matter experts and senior management of the Corporation are aware of and understand the Eurodad Charter, the Corporation believes the average stockholder will have little or no understanding of what the Eurodad Charter requires or how it relates to the Corporation. At best, the Proposal and supporting statement indicate that the Eurodad Charter "aim[s] to ensure that terms and conditions are fair, that the loan contraction process is transparent, that human rights and environments [of recipient nations] are respected and repayment difficulties or disputes are resolved fairly and efficiently." Stockholders are not told that the that the Eurodad Charter relates to and establishes extremely detailed loan documentation and underwriting guidelines. Stockholders are not told about the limitations that exist with respect to interest rates, default interest rates and numerous other limitations and requirements included in the Eurodad Charter. How can a stockholder can be expected to vote for a proposal requesting the adoption of detailed policies on an unknown subject matter? The Proposal and supporting statement are woefully inadequate as they do not provide sufficient guidance to enable stockholders to make an informed decision.

The Division, in numerous no-action letters, has permitted the exclusion of stockholder proposals "involving vague and indefinite determinations . . . that neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal was approved." *See Wendy's* (excluding a proposal requesting a report on the progress made toward "'accelerating development' of controlled-atmosphere killing"); *Ryland* (excluding a proposal seeking a report based on the Global Reporting Initiative's sustainability guidelines); *Peoples Energy Corporation* (November 23, 2004) (excluding a proposal to amend the governance documents to prohibit indemnification for acts of "reckless neglect"); *Alcoa Inc.* (December 24, 2002) (excluding a proposal requesting the company to commit itself to "full implementation of these human rights standards"); *Occidental Petroleum Corporation* (March 8, 2002) (excluding a proposal to adopt the "Voluntary Principles on Security and Human Rights"); and *Puget Energy, Inc.* (March 7, 2002) (excluding a proposal requesting the implementation of a "policy of 'improved corporate governance'"). All of these proposals were so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the subject company in implementing the proposal (if adopted), would have been able to determine with any reasonable certainty exactly what actions or measures the proposal required. In addition, these proposals were misleading because any action ultimately taken by the subject company upon implementation of the proposal could be significantly different from the actions envisioned by stockholders voting on the proposal. *See Philadelphia Electric Company* (July 30, 1992) and *NYNEX Corporation* (January 12, 1990).

Neither the Corporation nor its stockholders can determine with reasonable certainty what is being proposed. In fact, the Corporation believes most stockholders will not know what the Eurodad Charter actually requires, the level of detail established by the Eurodad Charter and the limitations and requirements imposed on the Corporation. The Proposal is not clearly presented, and the Corporation's stockholders should not be required to guess on what they are voting. In addition, the Corporation and the stockholders could have significantly different interpretations of the Proposal. The Corporation believes that the Proposal is so inherently vague, ambiguous, indefinite and misleading that the Proposal may be omitted under Rule 14a-8(i)(3), as both a violation of Rule 14a-9 and Rule 14a-5.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2009 Annual Meeting. Based on the Corporation's timetable for the 2009 Annual Meeting, a response from the Division by February 3, 2009 would be of great assistance.

HUNTON& WILLIAMS

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
Missionary Oblates of Mary Immaculate
Adrian Dominican Sisters (co-filer)
Camilla Madden Charitable Trust (co-filer)
Maryknoll Fathers and Brothers (co-filer)
Maryknoll Sisters (co-filer)
School Sisters of Notre Dame (co-filer)
Sisters of Charity of Saint Elizabeth (co-filer)
Sisters of St. Dominic of Caldwell New Jersey (co-filer)

EXHIBIT A

See attached.

7ipp Hunt & RECEIVED NOV 18 2008

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province

November 13, 2008

Kenneth Lewis, Chairman, President and CEO
Bank of America
101 So. Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis:

The Missionary Oblates of Mary Immaculate have closely monitored the ever-expanding financial credit crisis that has now spread to the real economy and is resulting in significant hardship and disruption in many people's lives including significant job losses. The impact has been felt world-wide and derailed the plans and the hopes of many of the most vulnerable who have no safety net in this critical situation. We believe the global financial crisis requires major changes in lending practices by our Company. Therefore, the Missionary Oblates of Mary Immaculate are filing this resolution requesting that the Board of Directors adopt the Eurodad Principles for responsible lending as described in the attached proposal.

We are the beneficial owners of 5,065 shares in Bank of America. Verification of our ownership of this stock is enclosed. We plan to hold these shares at least until the annual meeting.

I have been authorized to notify you of our intention to file this resolution for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

Bank of America Legal Department

NOV 1? 2008

Charlotte, NC

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-529-4505 • Fax: 202-529-4572
Website: www.omiusajpic.org

Responsible Financing

WHEREAS:

The Monterrey Consensus of 2002 of the UN Conference on Financing for Development states that "debtors and creditors must share the responsibility for preventing and resolving unsustainable debt situations";

The current financial crisis that began in the US sub-prime mortgage market has had severe consequences of systemic and global proportion. The crisis has focused attention on 'predatory lending' and poor underwriting practices by some banks and the need to enforce more responsible behavior by lenders.

The global consequences of the current financial crisis will have devastating impacts on the economies of developing countries.

Some commentators have suggested that principles for responsible lending be extended to the international arena, in order to make the recurrence of another crisis less likely;

The European Network on Debt and Development (EURODAD), a network of non-governmental organizations from 17 countries, has developed a "Charter on Responsible Financing" that outlines the essential components of a responsible loan. "These aim to ensure that terms and conditions are fair, that the loan contraction process is transparent, that human rights and environments...are respected and repayment difficulties or disputes are resolved fairly and efficiently";

The principles outlined in the Charter are relevant to our Company, given its role in lending in international markets. They focus on such areas as transparency; clarity of purpose of a loan; mutual obligations between lender and borrower; repayment difficulties or disputes;

Resolved: That our Company adopt the Eurodad Charter on Responsible Financing.

Supporting Statement. Recent turmoil in global financial markets shows why it is necessary to have transparent and fair rules for both lenders and borrowers. By adopting the Charter, our Company can play a key role in developing ways to prevent global financial instability.

Top Ybud A

ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3522 Phone
517-266-3524 Fax
ASinagra@adriandominicans.org
Portfolio Advisory Board

RECEIVED NOV 18 2008

November 17, 2008

Mr. Kenneth D. Lewis
Chairman, President and CEO
Bank of America
101 South Tryon Street
NCc-002-29-01
Charlotte, NC 28225

Dear Mr. Lewis:

The Adrian Dominican Sisters have held over $2000 .00 worth of Bank of America stock for more than one year. Proof of ownership is enclosed. We will hold these shares at least until the date of your next annual meeting. As a representative of the Adrian Dominican Sisters, I am authorized to notify you of our intention to submit the enclosed resolution entitled: *Responsible Financing*, for consideration and action by shareholders at Bank of America's next annual meeting. We are co-sponsors with the Oblates of Mary Immaculate and other shareholders of the Interfaith Center on Corporate Responsibility (ICCR). Therefore, I submit it for inclusion in your proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We request that the Adrian Dominican Sisters be named as co-sponsors of this resolution when the company prepares proxy material for the next annual meeting.

In 2002, the Monterrey Consensus of the United Nations' Conference on Financing for Development stated that "debtors and creditors must share the responsibility for preventing and resolving unsustainable debt situations." Presently, we are deeply concerned about the impact of this crisis on peoples who are the most vulnerable because of the poverty surrounding them. The causes of this crisis are systemic ones that can be addressed by the basic principles stated in the European Network on Debt and Development (EURODAD) Charter, such as:

Ensuring that terms and conditions of lending and underwriting policies are fair
Loan contraction process is transparent
Human Rights and environments are respected
Repayment difficulties or disputes are resolved fairly and efficiently.

We believe Bank of America will accelerate the recovery from the financial crisis by adopting and supporting this resolution. Therefore, we strongly suggest Bank of America adopt and support our *Responsible Lending Resolution*.

Sincerely,

Sister Annette M. Sinagra, OP

Sister Annette M. Sinagra, OP
Corporate Responsibility Analyst

Bank of America Legal Department
NOV 1 9 2008
Charlotte, NC

cc: Bank of America Corporate Secretary
Seamus Finn, OMI
Julie Wokaty and Gary Brouse-ICCR Staff

RESPONSIBLE FINANCING-2008-09

WHEREAS:

The Monterrey Consensus of 2002 of the UN Conference on Financing for Development states that "debtors and creditors must share the responsibility for preventing and resolving unsustainable debt situations;"

The current financial crisis that began in the US sub-prime mortgage market has had severe consequences of systemic and global proportion. It has focused attention on 'predatory lending' and poor underwriting practices by some banks and the need to enforce more responsible behavior by lenders. Some commentators have suggested that these principles for responsible lending be extended to the international arena;

The European Network on Debt and Development (EURODAD), a network of non-governmental organizations from 17 countries, has developed a "Charter on Responsible Financing" that outlines the essential components of a responsible loan. "These aim to ensure that terms and conditions are fair, that the loan contraction process is transparent, that human rights and environments of recipient nations are respected and repayment difficulties or disputes are resolved fairly and efficiently;"

The principles outlined in the Charter are relevant to our Company, given its role in lending in international markets. They focus on such areas as transparency; clarity of purpose of a loan; mutual obligations between lender and borrower; repayment difficulties or disputes;

RESOLVED: That our Company adopt the Eurodad Charter on Responsible Financing.

SUPPORTING STATEMENT:

Recent turmoil in global financial markets shows why it is necessary to have transparent and fair rules for both lenders and borrowers. By adopting the Charter, our Company can play a key role in developing ways to prevent global financial instability.

Fyp Harald

RECEIVED NOV 18 2008

CAMILLA MADDEN
CHARITABLE TRUST

1257 East Siena Heights Drive • Adrian, Michigan 49221-1793 • (517) 266-3400

November 17, 2008

Mr. Kenneth D. Lewis
Chairman, President and CEO
Bank of America
101 South Tryon Street
NCc-002-29-01
Charlotte, NC 28225

Dear Mr. Lewis:

The Camilla Madden Charitable Trust (CMCT) has held over $2000 .00 worth of stock for more than one year. Proof of ownership is enclosed. We will hold these shares at least until the date of your next annual meeting. As a representative of the , I am authorized to notify you of our intention to submit the enclosed resolution entitled: *Responsible Financing,* for consideration and action by shareholders at Bank of America's next annual meeting. We are co-sponsors with the Oblaies of Mary Immaculate and other shareholders of the Interfaith Center on Corporate Responsibility (ICCR). Therefore, I submit it for inclusion in your proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We request that the religious institution, thee CMCT, be named as co-sponsors of this resolution when the company prepares proxy material for the next annual meeting.

In 2002, the Monterrey Consensus of the United Nations' Conference on Financing for Development stated that "debtors and creditors must share the responsibility for preventing and resolving unsustainable debt situations." Presently, we are deeply concerned about the impact of this crisis on peoples who are the most vulnerable because of the poverty surrounding them. The causes of this crisis are systemic ones that can be addressed by the basic principles stated in the European Network on Debt and Development (EURODAD) Charter, such as:

Ensuring that terms and conditions of lending and underwriting policies are fair
Loan contraction process is transparent
Human Rights and environments are respected
Repayment difficulties or disputes are resolved fairly and efficiently.

We believe Bank of America will accelerate the recovery from the financial crisis by adopting and supporting this resolution. Therefore, we strongly suggest Bank of America adopt and support our *Responsible Lending Resolution*

Sincerely,

Sister Annette M. Sinagra, OP

Sister Annette M. Sinagra, OP
Corporate Responsibility Analyst

cc: Bank of America Corporate Secretary
Seamus Finn, OMI
Julie Wokaty and Gary Brouse-ICCR Staff

Bank of America Legal Department
NOV 19 2008
Charlotte, NC

RESPONSIBLE FINANCING-2008-09

WHEREAS:

The Monterrey Consensus of 2002 of the UN Conference on Financing for Development states that "debtors and creditors must share the responsibility for preventing and resolving unsustainable debt situations;"

The current financial crisis that began in the US sub-prime mortgage market has had severe consequences of systemic and global proportion. It has focused attention on 'predatory lending' and poor underwriting practices by some banks and the need to enforce more responsible behavior by lenders. Some commentators have suggested that these principles for responsible lending be extended to the international arena;

The European Network on Debt and Development (EURODAD), a network of non-governmental organizations from 17 countries, has developed a "Charter on Responsible Financing" that outlines the essential components of a responsible loan. "These aim to ensure that terms and conditions are fair, that the loan contraction process is transparent, that human rights and environments of recipient nations are respected and repayment difficulties or disputes are resolved fairly and efficiently;"

The principles outlined in the Charter are relevant to our Company, given its role in lending in international markets. They focus on such areas as transparency; clarity of purpose of a loan; mutual obligations between lender and borrower; repayment difficulties or disputes;

RESOLVED: That our Company adopt the Eurodad Charter on Responsible Financing.

SUPPORTING STATEMENT:

Recent turmoil in global financial markets shows why it is necessary to have transparent and fair rules for both lenders and borrowers. By adopting the Charter, our Company can play a key role in developing ways to prevent global financial instability.

RECEIVED NOV 17 2008

MARYKNOLL FATHERS AND BROTHERS

PO Box 305 • Maryknoll, New York 10545-0305 • Tel. (914) 941-7636 ext 2516
[illegible]
Fax. (914) 944 - 3601 • E-mail. Jlamar@maryknoll.org

Corporate Social Responsibility

November 13, 2008

Mr. Kenneth D. Lewis, CEO
Bank of America Corp.
101 South Tyron Street
Charlotte NC 28255

Dear Mr. Lewis,

The Maryknoll Fathers and Brothers are concerned about the current fiscal crisis, its effect on world-wide communities and our Company's response to this critical situation. We believe the global financial crisis requires major changes in lending practices by our Company. Therefore, the Maryknoll Fathers and Brothers request the Board of Directors to adopt the Eurodad Principles for responsible lending as described in the attached proposal.

The Maryknoll Fathers and Brothers are beneficial owners of 60 shares of stock. Under separate cover, you will receive proof of ownership. We will retain shares through the annual meeting.

Through this letter we are now notifying the company of our intention to co-file the enclosed resolution with the Missionary Oblates of Mary Immaculate, and present it for inclusion in the proxy statement for consideration and action by the shareholders at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

It is our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved with the hope that the resolution might not be necessary. We trust that a dialogue of this sort is of interest to you as well. Please feel free to call Rev. Seamus Finn, OMI at [202 529 4505] if you have any questions about this resolution.

Sincerely,

Father Joseph P. La Mar, M.M
Coordinator of Corporate Responsibility

Enc
ICCR
Fr. Seamus Finn

Bank of America Legal Department
NOV 18 2008
Charlotte, NC

Responsible Financing

WHEREAS:

The Monterrey Consensus of 2002 of the UN Conference on Financing for Development states that "debtors and creditors must share the responsibility for preventing and resolving unsustainable debt situations";

The current financial crisis that began in the US sub-prime mortgage market has had severe consequences of systemic and global proportion. The crisis has focused attention on 'predatory lending' and poor underwriting practices by some banks and the need to enforce more responsible behavior by lenders.

The global consequences of the current financial crisis will have devastating impacts on the economies of developing countries.

Some commentators have suggested that principles for responsible lending be extended to the international arena, in order to make the recurrence of another crisis less likely;

The European Network on Debt and Development (EURODAD), a network of non-governmental organizations from 17 countries, has developed a "Charter on Responsible Financing" that outlines the essential components of a responsible loan. "These aim to ensure that terms and conditions are fair, that the loan contraction process is transparent, that human rights and environments...are respected and repayment difficulties or disputes are resolved fairly and efficiently";

The principles outlined in the Charter are relevant to our Company, given its role in lending in international markets. They focus on such areas as transparency; clarity of purpose of a loan; mutual obligations between lender and borrower; repayment difficulties or disputes;

Resolved: That our Company adopt the Eurodad Charter on Responsible Financing.

Supporting Statement. Recent turmoil in global financial markets shows why it is necessary to have transparent and fair rules for both lenders and borrowers. By adopting the Charter, our Company can play a key role in developing ways to prevent global financial instability.

NOV 1 7 2008

—MARYKNOLL—SISTERS

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

November 13, 2008

Mr. Kenneth D. Lewis
Chair and Chief Executive Officer
Bank of America Corporation
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis,

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of Bank of America Corp. The Maryknoll Sisters have held the shares continuously for over one year and intend to hold them until after the annual meeting. A letter of verification of ownership is enclosed.

We have had a longstanding concern with how volatility in the international financial system affects communities in poor countries. We believe the current financial crisis is an opportunity for our financial institutions to adopt principles for responsible lending that are meant to be applied globally.

I am hereby authorized to notify you of our intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I thereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The contact person for this resolution is Rev. Seamus Finn representing the Missionary Oblates of Mary Immaculate (202-269-6715). We look forward to discussing this issue with you at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Social Responsibility Coordinator

enc.

Responsible Financing

WHEREAS:

The Monterrey Consensus of 2002 of the UN Conference on Financing for Development states that "debtors and creditors must share the responsibility for preventing and resolving unsustainable debt situations";

The current financial crisis that began in the US sub-prime mortgage market has had severe consequences of systemic and global proportion. The crisis has focused attention on 'predatory lending' and poor underwriting practices by some banks and the need to enforce more responsible behavior by lenders.

The global consequences of the current financial crisis will have devastating impacts on the economies of developing countries.

Some commentators have suggested that principles for responsible lending be extended to the international arena, in order to make the recurrence of another crisis less likely;

The European Network on Debt and Development (EURODAD), a network of non-governmental organizations from 17 countries, has developed a "Charter on Responsible Financing" that outlines the essential components of a responsible loan. "These aim to ensure that terms and conditions are fair, that the loan contraction process is transparent, that human rights and environments...are respected and repayment difficulties or disputes are resolved fairly and efficiently";

The principles outlined in the Charter are relevant to our Company, given its role in lending in international markets. They focus on such areas as transparency; clarity of purpose of a loan; mutual obligations between lender and borrower; repayment difficulties or disputes;

Resolved: That our Company adopt the Eurodad Charter on Responsible Financing.

Supporting Statement. Recent turmoil in global financial markets shows why it is necessary to have transparent and fair rules for both lenders and borrowers. By adopting the Charter, our Company can play a key role in developing ways to prevent global financial instability.

Mp. Havava

School Sisters of Notre Dame St. Louis Province

320 East Ripa Avenue
St. Louis, MO 63125-2897
314-544-0455 voice
314-544-6754 fax
www.ssnd-sl.org

RECEIVED NOV 18 2008

November 12, 2008

Mr. Kenneth D. Lewis, CEO
Bank of America
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis:

I am writing you in behalf of the School Sisters of Notre Dame of St. Louis, an international religious congregation committed to the well-being and quality of life of the human family throughout the world. As Religious Women, we are dedicated to education and serving the poor in our global community.

At this time, we are very concerned about the soundness of our financial institutions and in particular how Bank of America has handled credit card debt and the effect this is having on the economic security of the consumer, the global economy and our company.

The School Sisters of Notre Dame of St. Louis are the beneficial owner of 1,100 shares of Bank of America common stock. Verification of ownership of the shares is attached. We have held these for more than a year and intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file the enclosed shareholder proposal with the Missionary Oblates of Mary for consideration and action by the stockholders at the 2009 annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the filers will attend the shareholders' meeting to move the resolution.

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Sister Linda Jansen SSND

Sister Linda Jansen, SSND
Provincial Treasurer

Bank of America Legal Department
NOV 1 . 2008
Charlotte, NC

Responsible Financing

WHEREAS:

The Monterrey Consensus of 2002 of the UN Conference on Financing for Development states that "debtors and creditors must share the responsibility for preventing and resolving unsustainable debt situations";

The current financial crisis that began in the US sub-prime mortgage market has had severe consequences of systemic and global proportion. The crisis has focused attention on 'predatory lending' and poor underwriting practices by some banks and the need to enforce more responsible behavior by lenders.

The global consequences of the current financial crisis will have devastating impacts on the economies of developing countries.

Some commentators have suggested that principles for responsible lending be extended to the international arena, in order to make the recurrence of another crisis less likely;

The European Network on Debt and Development (EURODAD), a network of non-governmental organizations from 17 countries, has developed a "Charter on Responsible Financing" that outlines the essential components of a responsible loan. "These aim to ensure that terms and conditions are fair, that the loan contraction process is transparent, that human rights and environments...are respected and repayment difficulties or disputes are resolved fairly and efficiently";

The principles outlined in the Charter are relevant to our Company, given its role in lending in international markets. They focus on such areas as transparency; clarity of purpose of a loan; mutual obligations between lender and borrower; repayment difficulties or disputes;

Resolved: That our Company adopt the Eurodad Charter on Responsible Financing.

Supporting Statement. Recent turmoil in global financial markets shows why it is necessary to have transparent and fair rules for both lenders and borrowers. By adopting the Charter, our Company can play a key role in developing ways to prevent global financial instability.

19-Nov-2008 04:39 PM Bank of America 7043861670 1/3

November 13, 2008

Mr. Kenneth Lewis, Chairman, President and CEO
Bank of America
101 So. Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis,

The Sisters of Charity of Saint Elizabeth are concerned about the current fiscal crisis, its effect on world-wide communities and our Company's response to this critical situation. We believe the global financial crisis requires major changes in lending practices. Heretofore, our Company has given evidence of prudence in domestic lending. Therefore, the Sisters of Charity of Saint Elizabeth request the Board of Directors to adopt the Eurodad Principles for responsible lending as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of 300 shares of stock. Under separate cover, you will receive proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to co-sponsor, this resolution with the Oblates of Mary Immaculate, for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Enc
SBA/an

973.290.5402
973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

BAIRES@SCSNJ.ORG

Responsible Financing

WHEREAS:

The Monterrey Consensus of 2002 of the UN Conference on Financing for Development states that "debtors and creditors must share the responsibility for preventing and resolving unsustainable debt situations";

The current financial crisis that began in the US sub-prime mortgage market has had severe consequences of systemic and global proportion. The crisis has focused attention on 'predatory lending' and poor underwriting practices by some banks and the need to enforce more responsible behavior by lenders.

The global consequences of the current financial crisis will have devastating impacts on the economies of developing countries.

Some commentators have suggested that principles for responsible lending be extended to the international arena, in order to make the recurrence of another crisis less likely;

The European Network on Debt and Development (EURODAD), a network of non-governmental organizations from 17 countries, has developed a "Charter on Responsible Financing" that outlines the essential components of a responsible loan. "These aim to ensure that terms and conditions are fair, that the loan contraction process is transparent, that human rights and environments…are respected and repayment difficulties or disputes are resolved fairly and efficiently";

The principles outlined in the Charter are relevant to our Company, given its role in lending in international markets. They focus on such areas as transparency; clarity of purpose of a loan; mutual obligations between lender and borrower; repayment difficulties or disputes;

Resolved: That our Company adopt the Eurodad Charter on Responsible Financing.

Supporting Statement. Recent turmoil in global financial markets shows why it is necessary to have transparent and fair rules for both lenders and borrowers. By adopting the Charter, our Company can play a key role in developing ways to prevent global financial instability.

RECEIVED NOV 1 8 2008

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair NJ 07042

973 509-8800 voice
973 509-8808 fax
tricri@mindspring.com

November 17, 2008

Mr. Kenneth D. Lewis
Chairman & CEO
Bank of America Corporation
101 South Tyron St.
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis:

Members of the Interfaith Center on Corporate Responsibility have had a long relationship with our Company. As institutional faith based shareholders we have raised concerns about predatory lending practices and questions about the risk of some investment products. We offer this resolution to help focus our dialogue further in the hope to prevent future financial crises.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of two hundred (200) shares of Bank of America Corp., which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to file the attached proposal asking our Company to adopt the Eurodad Charter on Responsible Financing for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

Seamus Finn, OMI of the Missionary Oblates of Mary Immaculate will serve as the primary contact for these concerns.

Sincerely,

Patricia A. Daly, OP
Corporate Responsibility Representative

Bank of America Legal Depa...
NOV 1
Charlotte, NC

Eurodad Principles - Int'l Finance
2009 – Bank of America Corp.

WHEREAS: The Monterrey Consensus of 2002 of the UN Conference on Financing for Development states that "debtors and creditors must share the responsibility for preventing and resolving unsustainable debt situations";

The current financial crisis that began in the US sub-prime mortgage market has had severe consequences of systemic and global proportion. The crisis has focused attention on 'predatory lending' and poor underwriting practices by some banks and the need to enforce more responsible behavior by lenders.

The global consequences of the current financial crisis will have devastating impacts on the economies of developing countries.

Some commentators have suggested that principles for responsible lending be extended to the international arena, in order to make the recurrence of another crisis less likely;

The European Network on Debt and Development (EURODAD), a network of non-governmental organizations from 17 countries, has developed a "Charter on Responsible Financing" that outlines the essential components of a responsible loan. "These aim to ensure that terms and conditions are fair, that the loan contraction process is transparent, that human rights and environments...are respected and repayment difficulties or disputes are resolved fairly and efficiently";

The principles outlined in the Charter are relevant to our Company, given its role in lending in international markets. They focus on such areas as transparency; clarity of purpose of a loan; mutual obligations between lender and borrower; repayment difficulties or disputes;

RESOLVED: That our Company adopt the Eurodad Charter on Responsible Financing.

Supporting Statement. Recent turmoil in global financial markets shows why it is necessary to have transparent and fair rules for both lenders and borrowers. By adopting the Charter, our Company can play a key role in developing ways to prevent global financial instability.

EXHIBIT B

See attached.

EURODAD Charter on Responsible Financing

January 2008

This Charter on Responsible Financing has been written by the European Network on Debt and Development (Eurodad). It outlines the essential components of a responsible loan and demands that lenders and borrowers sign up to the standards advocated in the Eurodad Charter.

EURODAD Charter on Responsible Financing

eurodad

PREAMBLE

The history of the sovereign debt crisis since the 1980s has shown that loans have often been extended to developing nations with insufficient regard for the rule of law or citizens' welfare. In many cases, loans were used to buy political support or to fund non-viable projects. Citizens around the world demand the productive and transparent use of financial resources. To prevent repeated rounds of unsustainable and irresponsible lending and borrowing, it is essential to reform current approaches to sovereign lending. We therefore demand that lenders and borrowers sign-up and adhere to the following EURODAD Charter on Responsible Financing.

A. TECHNICAL AND LEGAL TERMS AND CONDITIONS

A. (i) ALL LOANS:

1. **Purpose and amount of loan:** The loan document must state clearly the purpose, amount and beneficiaries of the loan.
2. **Mutual obligations and predictable disbursement:** The borrower commits to spend the funds as stipulated in the loan agreement. The lender commits to deliver the funds predictably as stated.
3. **Compliance with relevant national and international laws:** The parties to the loan must comply with relevant national laws and regulations in the borrower and lender nations. Loans should not be exempted from the responsibilities and accountabilities demanded by national law in the borrower or lender nation. Disregard for applicable laws can render any later claims invalid.
4. **Legal authorisation to enter into the transaction:** The loan document must be signed by authorised representatives of both borrower and lender. It must show that it has secured the necessary parliamentary and/or other administrative approvals in the borrower country (see C(i)).

5. **Repayment assumptions:** The borrower government and lender must make public the economic 'assumptions' they have made in relation to how the loan is to be repaid, such as the financial position of the borrower and expected rate of return on activities financed.
6. **Interest rates:** The loan document must indicate clearly the type and level of interest rates charged (fixed or variable rates). If variable interest rates are chosen, rates must be given a reasonable and fair upper limit which must be stated in the contract. This offers more predictability and certainty to both parties to the contract. A reasonable upper limit would be 1% above the basic market rate in the lender nation.
7. **Repayment profile:** The contract must provide clear information on grace and maturity periods, and repayment profiles (date and amount of debt service).
8. **Penalties:** There should be no usurious penalty premiums. These should be set at the same rate as the original interest rate, for example if the original loan carries an interest rate of 3%, the penalty premium should carry a maximum interest rate of 3%.
9. **Side-letters:** All details in relation to the loan must be contained within one document. Side letters are not permitted.
10. **Fees and charges:** The loan document must contain detailed figures and information of any fees charged as part of the transaction (including recipient(s) and purpose(s) of fees). Any such fees should be charged at no more than international market prices for such goods or services.
11. **Conflict of interests:** The loan document should also spell out any additional role the lender has played in relation to the loan, e.g. if it has acted as advisor/consultant to the borrower in addition to its role as lender. The details of this advice should be public and available on demand.

12. **Sale of loan on secondary market:** To prevent aggressive actions by litigating creditors, the loan should restrict the creditor's right to assign the debt to another party, i.e. the lender cannot unilaterally sell or assign the debt to other entities. The lender must first obtain the free and informed consent of the borrower. In the event the debt is sold-on, assigned, transferred, restructured or replaced with a successor loan, all provisions as outlined in the original loan agreement apply, such as the provision for independent arbitration and change of circumstance.

A. (ii) DEVELOPMENT LOANS:

13. **Aid effectiveness and poverty focus:** Loans that are considered "development loans" must be fully in-line with country-designed development strategies and debt policies. They must respect the key principles of the Paris Declaration on Aid Effectiveness.
14. **Currency of the loan:** Official lenders should offer the possibility of borrowing all or part of the loan in local currencies to help balance exchange rate risk.

B. PROTECTION OF HUMAN RIGHTS AND THE ENVIRONMENT

B. (i) ALL LOANS:

1. **Respect for human rights:** Activities financed must not violate human rights and must not contribute to the violation of human rights. These rights are set out in the internationally recognised human rights treaties and conventions to which either borrowers or lender is signatory.
2. **Needs assessment:** The borrower should provide clear documentation or other evidence which identifies the need for the loan.

3. **Ex ante impact assessment:** The lender has a fiduciary responsibility to ensure that activities financed are legal and viable, as attested by an independent ex ante long-term integrated impact assessment. The lender and borrower should jointly appoint someone who will carry out the ex ante assessment. The loan contract should state who bears the costs of possible risks associated with the project as identified in the ex-ante assessment.
4. **Respect for internationally recognised social, labour and environmental standards:** The loan must not support any venture that contravenes internationally accepted minimum standards on social, labour and environmental protection.

C. PUBLIC CONSENT AND TRANSPARENCY

C. (i) ALL LOANS

1. **Parliamentary and citizen participation:** The loan contraction process must be transparent and participatory, i.e. parliaments and/or citizens and affected communities in the borrower nation must be given adequate time and information to debate the taking-on of the loan, including purpose, terms and conditions of the loan in accordance with the national constitution.
2. **Public disclosure of information:** The loan contract must be available to the public in borrower and lender nations (e.g. transmitted to parliament, available for consultation on request, published on the web, announced in the national press, radio and/or television as appropriate).
3. **Language:** The contract must be available in the main national languages (including the language(s) of affected communities) of the debtor nation. Both original and translated versions should have equal validity in a court of law.

C. (ii) PROJECT LOANS

4. **Progress reports and loan evaluation:** For project loans, there should be regular (e.g. biannual or annual as appropriate) progress reports. There should be a clear timetable for completion of the project. There should be independent and timely evaluation and audit of project loans. Project reports and evaluations must be public.

D. PROCUREMENT

D. (i) ALL LOANS

1. **Public procurement:** Government procurement processes must be open and transparent. The loan contract should carry clear details of tendering processes for those carrying out any work or providing any services.
2. **Agreements between borrower and lender:** The loan must contain details of any host government agreement, production-sharing agreement, power purchase agreement or any other similar accord. It must also contain details of any agreement to repay the loan in goods or services provided by the borrower as well as state clearly the basis for the valuation of these goods or services. Similarly, if the purpose of the loan is the provision of goods or services by the lender, the loan document must clearly state how such goods/services have been valued.
3. **Immunity:** To ensure that service providers are fully accountable, there should be no clauses in loan agreements which give legal immunity for violations of the law in borrower and lender nation to those carrying out any services or work as part of the contract.

4. **Local capacity-building:** Procurement procedures should support the capacity-building of local companies and institutions in line with international agreements and commitments in this regard.

D. (ii) DEVELOPMENT LOANS

5. **Development loan tying:** development loan contracts should not be tied to the purchase of goods or services from the lender.

E. REPAYMENT DIFFICULTIES OR DISPUTES

1. **Change in circumstance:** The loan must recognise that there will be cases where a dramatic change in circumstances – beyond the will of either borrower or lender – means that the borrower is no longer able to meet its financial obligations on the loan. The contract should state clearly what happens in such circumstances and should allow for a modification of the terms of the agreement. The borrower must provide clear evidence which demonstrates that it is not able to meet its financial obligations on the loan.
2. **Independent arbitration:** The loan document should provide a provision for an independent and transparent arbitration procedure in case of repayment difficulties or dispute (at the request of borrower or lender). There will be a stay on debt repayments while negotiations are underway. The borrower will also be protected from litigation while negotiations are in progress. Borrowers and lenders will abide by the decision of the independent arbitrator and there is a right to appeal.
3. **Legal authorisation to negotiate:** Proof of legal power of attorney and negotiation must be provided by both sides of the contract before commencement of any negotiations on the loan.

4. **Loan refinancing:** The details of any restructuring/refinancing agreement must be made public. Any successor loan carries with it the properties of the original loan. Borrowers should not sign sovereign immunity waivers when debts are sold-on.
5. **Cross-default:** The loan document must not contain any cross-default or similar clause.
6. **Termination of the contract:** There must be clear, fair grounds and requirements for nullification/termination of the contract by either party.

* There is an extended version of this Charter available. To read the full paper, see: www.eurodad.org

ABOUT EURODAD:

EURODAD (the European Network on Debt and Development) is a network of 54 non-governmental organisations from 17 European countries who work together on issues related to debt, development finance and poverty reduction. The Eurodad network offers a platform for exploring issues, collecting intelligence and ideas, and undertaking collective advocacy.

Eurodad's aims are to:

- Push for development policies that support pro-poor and democratically defined sustainable development strategies
- Support the empowerment of Southern people to chart their own path towards development and ending poverty
- Seek a lasting and sustainable solution to the debt crisis, promote appropriate development financing, and a stable international financial system conducive to development

More information and recent briefings are at: www.eurodad.org

eurodad

END